EXHIBIT 99.1

COMPANY CONTACTS:

Jay S. Hennick
President & CEO
(416) 960-9500

John B. Friedrichsen
Senior Vice President & CFO
(416) 960-9500

FOR IMMEDIATE RELEASE

FirstService reports record yearend results

Increases Fiscal 2006 outlook

Yearend highlights:
•	Revenues up 37% to US$812.3 million
•	EBITDA up 44% to US$78.8 million
•	Adjusted net earnings up 44% to US$28.2 million
•	Adjusted diluted EPS up 34% to US$0.90

TORONTO, Canada, May 18, 2005 - FirstService Corporation (Nasdaq: FSRV; TSX: FSV.SV) today reported results for its fourth quarter and fiscal year ended March 31, 2005. Annual revenues were $812.3 million (all amounts are in US dollars), an increase of 37% relative to the prior year period. Annual adjusted net earnings from continuing operations were $28.2 million, up 44%, and adjusted diluted earnings per share from continuing operations were $0.90, up 34% versus $0.67 one year ago. The adjustment relates to the non-cash amortization of short-lived intangible assets recognized on the November 2004 acquisition of CMN International Inc., particularly the estimated fair value of the backlog of pending real estate brokerage transactions and listings. Three businesses, sold during the year at a net gain of $1.2 million, were reported as discontinued operations. All current and prior year figures reflect the 2 for 1 stock split completed on December 15, 2004.

Quarterly revenues were $246.4 million, up 62% over the same period last year. EBITDA (see definition and reconciliation below) increased 37% to $13.0 million. Adjusted quarterly net earnings from continuing operations were $2.8 million versus $4.0 million in the prior year period, and the change was entirely attributable to the seasonal low period of January to March for CMN’s brokerage operations, as well as additional interest and depreciation expenses related to that acquisition. Adjusted diluted earnings per share from continuing operations were $0.07 versus $0.13 in the prior year.

“FirstService achieved several significant milestones in fiscal 2005 as we surpassed US $1 billion in annualized revenue, added another significant platform for growth, expanded into international markets and secured new financial resources,” said Jay S. Hennick, President and Chief Executive Officer of FirstService Corporation. “These achievements position us well to continue to deliver strong and consistent growth in the coming years.”

“We are confident FirstService will continue to deliver another solid performance in fiscal 2006 as a result of the strong results achieved in 2005 and the favorable operating environment in our various markets,” said Hennick.

About FirstService Corporation
FirstService is a leader in the rapidly growing service sector, providing services in the following areas: commercial real estate services; residential property management; integrated security services; property improvement and business services.  Market-leading brands include Continental, Wentworth and Prime Management in residential property management; Colliers International in commercial real estate; Intercon Security and SST in integrated security services; California Closets, Paul Davis Restoration, Pillar to Post Home Inspections and Certa Pro Painters in property improvement; and Resolve Corporation in business services.

FirstService is a diversified service company with more than US$1 billion in annualized revenues and more than 16,000 employees worldwide. More information about FirstService is available at www.firstservice.com.

Segmented Quarterly Operating Results
Residential Property Management revenues increased to $68.9 million for the quarter, 26% higher than in the prior year period. Internal growth of 12% was attributable to growth in contractual property management revenues. Revenue growth from acquisitions of 14% included property management acquisitions in Chicago and Las Vegas, both representing new regional markets for FirstService. EBITDA for the quarter was $5.5 million at a margin of 8.0%, up significantly from $4.0 million and 7.2% one year ago. The increase in margin reflects higher productivity in property services operations and change in mix due to recent acquisitions.

Commercial Real Estate Services was established with the acquisition of CMN, which operates as Colliers International, on November 30, 2004. Revenues totalled $70.9 million for the fourth quarter and EBITDA was $0.4 million. The results for the quarter reflect the seasonal low months of January through March for commercial brokerage activity.

Revenues in Property Improvement Services totalled $23.8 million, an increase of 17% over the prior year period. The Paul Davis Restoration and California Closets franchise systems, as well as the Company’s California Closets “branchise” stores, produced strong revenue gains. EBITDA in the seasonally low fourth quarter was $0.2 million, a decrease of $0.3 million relative to last year, as a result of a one-time adjustment to a long-term executive compensation plan in the quarter.

Integrated Security Services revenues in the fourth quarter were $36.3 million, up 19% relative to the prior year period. Internal growth accounted for 16 % of the increase, while acquisitions represented 3%. Increased commercial electronic security system revenues were the primary internal growth driver. Quarterly EBITDA was $2.1 million at a margin of 5.9%, up from 5.2% last year.

Fourth quarter Business Services revenues were $46.3 million, flat relative to the comparative prior year period in which the division had a significant short-term marketing support contract. EBITDA was $7.7 million or 16.7% of revenues, up 41% from $5.5 million or 11.9% of revenues in the fourth quarter last year. The margin increase was due to recognition of revenue related to a completed contract, as well as increased efficiency and slightly higher capacity utilization.

Quarterly corporate costs were $2.9 million, relative to $2.0 million in the prior year period primarily due to costs related to Sarbanes-Oxley compliance and higher performance-based executive compensation accruals.

A comparison of segmented EBITDA to operating earnings is provided below.

Discontinued operations for the fourth quarter included an after-tax loss on sale of $0.7 million related to the businesses sold during the year. For the year, the net gain on sale for the three dispositions was $1.2 million.

Financial Outlook
Based on the strong operating results for fiscal 2005, FirstService is increasing and updating the outlook for fiscal 2006 previously issued on January 26, 2005.

(in millions of US dollars, except per share amounts)	Year ending March 31, 2006
	Previous	Updated
Revenues	$1,050 - $1,100	$1,050 - $1,100
EBITDA	90.0 - 95.0	92.0 - 99.0
Adjusted diluted earnings per share from continuing operations	$0.97 - $1.05	$0.97 - $1.07

Note: The updated outlook assumes (i) no further acquisitions or divestitures completed during the outlook period; (ii) current economic conditions in the markets in which the Company operates remaining unchanged; and (iii) an exchange rate of US$0.80 per C$1.00. Actual results may differ materially. The Company undertakes no obligation to continue to update this information.

Conference Call
FirstService will be holding a conference call on Wednesday, May 18, 2005 at 11:00 AM Eastern Time to discuss results for the fourth quarter and year as well as the outlook for fiscal 2006. The call will be simultaneously web cast and can be accessed live or after the call at www.firstservice.com in the “Investor Relations / News Releases” section.

Forward-looking Statements
This press release includes forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: (i) general economic and business conditions, which will, among other things, impact demand for the Company’s services and the cost of providing services; (ii) the ability of the Company to implement its business strategy, including the Company’s ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; (iii) changes in or the failure to comply with government regulations; and (iv) other factors which are described in the Company’s filings with the Ontario Securities Commission.

FIRSTSERVICE CORPORATION
Condensed Consolidated Statements of Earnings
(in thousands of US dollars, except per share amounts)
(unaudited)

	Three months ended		Year ended
	March 31		March 31
	2005	2004	2005	2004
Revenues	$246,362	$151,810	$812,290	$593,782
Cost of revenues	153,311	105,364	526,623	408,327
Selling, general and administrative expenses	80,004	36,934	206,904	130,934
Depreciation	4,782	3,336	15,320	12,824
Amortization of intangibles other than backlog	1,099	641	3,140	2,212
Amortization of brokerage backlog (1)	3,777	-	8,735	-
Operating earnings	3,389	5,535	51,568	39,485
Other income	(375)	(1,116)	(375)	(1,116)
Interest expense	3,661	1,807	11,019	7,900
	103	4,844	40,924	32,701
Income taxes	(566)	673	11,338	9,815
	669	4,171	29,586	22,886
Minority interest share of earnings	259	190	6,941	3,224
Net earnings from continuing operations	410	3,981	22,645	19,662
Net (loss) earnings from discontinued operations, net of income taxes	(1,065)	(2,347)	562	(638)
Net (loss) earnings	$(655)	$1,634	$23,207	$19,024
Net (loss) earnings per share (2)
Basic
Continuing operations	$0.01	$0.14	$0.76	$0.69
Discontinued operations	(0.03)	(0.08)	0.02	(0.02)
	$(0.02)	$0.06	$0.78	0.67
Diluted (3)
Continuing operations	$(0.01)	$0.13	$0.72	$0.67
Discontinued operations	(0.03)	(0.08)	0.02	(0.02)
	$(0.04)	$0.05	$0.74	$0.65
Adjusted diluted net earnings per share from continuing operations (4)	$0.07	$0.13	$0.90	$0.67
Weighted average shares Basic	30,065	29,154	29,777	28,570
outstanding: (in thousands) Diluted	30,743	29,658	30,467	29,192

Notes
(1) Amortization of short-lived brokerage backlog intangible assets recognized upon the acquisition of CMN. Brokerage backlog represents the fair value of pending commercial real estate brokerage transactions and listings as at the acquisition date. Amortization is recorded to coincide with the completion of the related brokerage transactions.
(2) Share and per-share information has been updated for each period presented to reflect the 2 for 1 stock split completed on December 15, 2004.
(3) Numerators for diluted earnings per share calculations have been adjusted to reflect dilution from stock options at subsidiaries.
(4) See “Reconciliation of operating earnings, net earnings and net earnings per share to adjusted operating earnings, adjusted net earnings and adjusted net earnings per share” below.

Reconciliation of Operating Earnings, Net Earnings and Net Earnings Per Share to Adjusted Operating Earnings, Adjusted Net Earnings and Adjusted Net Earnings Per Share
(in thousands of US dollars, except per share amounts)
(unaudited)

The Company is presenting adjusted earnings measures to eliminate the impact of amortization of the short-lived brokerage backlog intangible asset recognized upon the acquisition of CMN. All of the adjustments are non-cash and are considered “non-GAAP financial measures” under OSC and SEC guidelines. The following tables provide a reconciliation of the adjusted measures:

	Three months ended		Year ended
	March 31		March 31
	2005	2004	2005	2004

Adjusted operating earnings	$7,166	$5,535	$60,303	$39,485
Amortization of brokerage backlog	(3,777)	-	(8,735)	-
Operating earnings	$3,389	$5,535	$51,568	$39,485
Adjusted net earnings from continuing operations	$2,827	$3,981	$28,235	$19,662
Amortization of brokerage backlog	(3,777)	-	(8,735)	-
Deferred income taxes	1,360	-	3,145	-
Net earnings from continuing operations	$410	$3,981	$22,645	$19,662
Adjusted diluted net earnings per share from continuing operations	$0.07	$0.13	$0.90	$0.67
Amortization of brokerage backlog, net of deferred income taxes	(0.08)	-	(0.18)	-
Diluted net (loss) earnings per share from continuing operations	$(0.01)	$0.13	$0.72	$0.67

Reconciliation of EBITDA to Operating Earnings
(in thousands of US dollars)
(unaudited)

EBITDA is defined as net earnings from continuing operations before minority interest share of earnings, income taxes, interest, depreciation and amortization. The Company uses EBITDA to evaluate operating performance and as a measure for debt covenants with its lenders. EBITDA is an integral part of the Company’s planning and reporting systems. Additionally, the Company uses multiples of current and projected EBITDA in conjunction with discounted cash flow models to determine its overall enterprise valuation and to evaluate acquisition targets. The Company believes EBITDA is a reasonable measure of operating performance because of the low capital intensity of its service operations. The Company believes EBITDA is a financial metric used by many investors to compare companies, especially in the services industry, on the basis of operating results and the ability to incur and service debt. EBITDA is not a recognized measure of financial performance under United States or Canadian generally accepted accounting principles (GAAP), and should not be considered as a substitute for operating earnings, net earnings or cash flows from operating activities, as determined in accordance with GAAP. The Company’s method of calculating EBITDA may differ from other issuers and accordingly, EBITDA may not be comparable to measures used by other issuers. A reconciliation of EBITDA to operating earnings appears below.

	Three months ended		Year ended
	March 31		March 31
	2005	2004	2005	2004
EBITDA	$13,047	$9,512	$78,763	$54,521
Depreciation	(4,782)	(3,336)	(15,320)	(12,824)
Amortization of intangibles other than brokerage backlog	(1,099)	(641)	(3,140)	(2,212)
Amortization of brokerage backlog	(3,777)	-	(8,735)	-
Operating earnings	$3,389	$5,535	$51,568	$39,485

Condensed Consolidated Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31	March 31
	2005	2004
Assets
Cash and cash equivalents	$37,458	$15,620
Accounts receivable	168,927	97,367
Inventories	20,878	15,229
Prepaids and other current assets	21,507	19,017
Current assets	248,770	147,233
Fixed assets	57,241	49,826
Other non-current assets	22,755	17,198
Goodwill and intangibles	297,962	223,296
Total assets	$626,728	$437,553
Liabilities and shareholders’ equity
Accounts payable and accrued liabilities	$155,429	$69,879
Other current liabilities	9,147	12,987
Long term debt - current	18,206	3,502
Current liabilities	182,782	86,368
Long term debt - non-current	201,809	160,386
Deferred income taxes	29,802	19,594
Minority interest	26,464	16,104
Shareholders’ equity	185,871	155,101
Total liabilities and equity	$626,728	$437,553

Total debt, excluding interest rate swaps	$219,732	$157,083
Total debt, net of cash, excluding interest rate swaps	182,274	141,463

Condensed Consolidated Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Year ended March 31
	2005	2004
Operating activities
Net earnings from continuing operations	$22,645	$19,662
Items not affecting cash:
Depreciation and amortization	27,195	15,036
Deferred income taxes	(8,922)	(683)
Minority interest share of earnings	6,941	3,224
Other	963	(181)
Changes in operating assets and liabilities	(11,791)	(1,267)
Net cash provided by operating activities	37,031	35,791
Investing activities
Acquisitions of businesses, net of cash acquired	(59,017)	(17,117)
Purchases of fixed assets, net	(17,028)	(13,121)
Other investing activities	2,199	1,155
Net cash used in investing	(73,846)	(29,083)
Financing activities
Increase in long-term debt	48,630	(2,037)
Other financing activities	2,087	7,098
Net cash provided by financing	50,717	5,061
Net cash provided by (used in) discontinued operation	4,801	(1,052)
Effect of exchange rate changes on cash	3,135	(475)
Increase in cash and cash equivalents during the period	21,838	10,242
Cash and cash equivalents, beginning of period	15,620	5,378
Cash and cash equivalents, end of period	$37,458	$15,620

Segmented Revenues, EBITDA and Operating Earnings
(in thousands of US dollars)
(unaudited)

	Residential	Commercial	Integrated	Property
	Property	Real Estate	Security	Improvement	Business
	Management	Services	Services	Services	Services	Corporate	Consolidated
Three months ended March 31

2005
Revenues	$68,873	$70,936	$36,252	$23,841	$46,253	$207	$246,362
EBITDA	5,542	413	2,131	157	7,710	(2,906)	13,047
Operating earnings	3,961	(4,232)	1,044	(640)	6,226	(2,970)	3,389
Brokerage backlog amortization		3,777
Adjusted operating earnings		$(455)

2004
Revenues	$54,643	$-	$30,435	$20,366	$46,201	$165	$151,810
EBITDA	3,952	-	1,593	481	5,478	(1,992)	9,512
Operating earnings	2,773	-	1,048	(70)	3,814	(2,030)	5,535

	Residential	Commercial	Integrated	Property
	Property	Real Estate	Security	Improvement	Business
	Management	Services	Services	Services	Services	Corporate	Consolidated
Year ended March 31

2005
Revenues	$275,229	$120,535	$143,160	$111,779	$160,914	$673	$812,290
EBITDA	24,088	11,144	10,286	19,867	22,350	(8,972)	78,763
Operating earnings	18,917	1,276	7,468	16,796	16,262	(9,151)	51,568
Brokerage backlog amortization		8,735
Adjusted operating earnings		$10,011

2004
Revenues	$228,790	$-	$122,748	$89,361	$152,449	$434	$593,782
EBITDA	19,733	-	8,429	14,938	18,302	(6,881)	54,521
Operating earnings	15,514	-	6,481	12,669	11,852	(7,031)	39,485